UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission file number 1-15973

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
(Full Title of Plan)
NORTHWEST NATURAL GAS COMPANY
220 N.W. Second Avenue
Portland, Oregon 97209
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

Northwest Natural Gas Company
Retirement K Savings Plan

Note:    Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of
1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator

Northwest Natural Gas Company Retirement K Savings Plan

We have audited the accompanying statements of net assets available for benefits of Northwest Natural Gas Company Retirement K Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Northwest Natural Gas Company Retirement K Savings Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years ended December 31, 2014 and 2013 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Schedule H, Line 4j - Schedule of Reportable Transactions, have been subjected to audit procedures performed in conjunction with the audit of Northwest Natural Gas Company Retirement K Savings Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Portland, Oregon
June 18, 2015

Northwest Natural Gas Company
Retirement K Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013

ASSETS

Cash	$71,111	$20,276
Investments, at fair value	178,745,400	168,707,282

Total investments	178,816,511	168,727,558

Receivables
Notes receivable from participants	3,101,842	2,841,652

Total receivables	3,101,842	2,841,652

Total assets	$181,918,353	$171,569,210

LIABILITIES

Other liabilities	$47,250	$45,250

Net assets available for benefits	$181,871,103	$171,523,960

The accompanying notes are an integral part of these financial statements.

Northwest Natural Gas Company
Retirement K Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2014	2013

Additions
Investment income:
Interest and dividends	$2,091,125	$1,871,493
Net appreciation in fair value of investments	9,688,995	15,913,471

Net investment income	11,780,120	17,784,964

Contributions:
Participant elective and rollover	8,832,386	8,321,482
Employer	3,717,749	3,238,034

Total contributions	12,550,135	11,559,516

Interest income on notes receivable from participants	125,935	120,847
Other income (expense)	(67,414)	(50,789)

Total additions	24,388,776	29,414,538

Deductions
Withdrawals and benefit payments	(13,892,901)	(11,592,338)
Administrative fees and expenses	(148,732)	(89,047)

Total deductions	(14,041,633)	(11,681,385)

Net increase in net assets available for benefits	10,347,143	17,733,153

Net assets available for benefits
Beginning of year	171,523,960	153,790,807

End of year	$181,871,103	$171,523,960

The accompanying notes are an integral part of these financial statements.

Northwest Natural Gas Company
Retirement K Savings Plan

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Northwest Natural Gas Company Retirement K Savings Plan (the “Plan”) provides only general information. Employees and Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering substantially all employees of Northwest Natural Gas Company (the “Company”). The eligibility rules and entry dates vary primarily based on type of contribution and employment classification (bargaining, non-bargaining, regular, temporary, and term). At December 31, 2014, 1,251 participants had account balances in the Plan, of which 1,100 were active. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Company is the plan sponsor and administrator of the Plan. T. Rowe Price is the Plan’s trustee and performs the recordkeeping duties of the Plan.

Contributions
Under the Plan, participants may elect to contribute, subject to Internal Revenue Code (“Code”) limitations, up to 50% of their compensation to the Plan through salary deferral. For Non-Bargaining Unit employees, the Company contributes a matching contribution of 60% of the first 6% of the employee's salary deferral contributions, with a maximum match of 3.6% of annual eligible compensation. For Non-Bargaining Unit employees, one-third of the matching contribution is made in Company stock. For Bargaining Unit employees, the Company contributes a matching contribution of 50% of the first 4% of the employee's salary deferral contributions, with a maximum match of 2% of eligible compensation. For Bargaining Unit employees, no portion of the matching contribution is made in the form of Company stock. Each year the Company may make a supplemental contribution, the amount of which will be set by the Company’s Board of Directors. As of December 31, 2014 and 2013, the Company’s Board of Directors did not declare any supplemental contributions.

Non-Contributory Employer Contributions
For all eligible Non-Bargaining Unit employees hired after December 31, 2006, and all eligible Bargaining Unit employees hired after December 31, 2009, the Company will contribute 5% and 4%, respectively, of eligible annual compensation (or another amount fixed annually) as a Non-Contributory Employer Contribution for each year a participant is an active employee of the Company. These Non-Contributory Employer Contributions are invested in the same funds that have been selected by participants for salary deferral and matching contributions. If a participant has not made an investment election, the contribution will be invested in the retirement-date-based investment fund that has a projected year of retirement which includes the year the participant turns age 65. In 2014 and 2013, Non-Contributory Employer Contributions totaled $1,199,058 and $964,568, respectively.

Participant Accounts
Where applicable, each participant’s account is credited with pre-tax contributions, matching contributions, supplemental contributions, rollover contributions, non-contributory employer contributions and net earnings or losses. Pre-tax contributions are based on the participant’s salary deferral election. Matching contributions, supplemental and non-contributory employer contributions are credited to the participant’s account according to the formula defined in the Plan document. Rollover contributions are credited upon receipt from the tax-qualified plan of another employer or from an IRA. Plan earnings are allocated based on account balances in the investment options selected by the participant, or in the absence of an election, the retirement-date-based investment option applicable to the

Northwest Natural Gas Company
Retirement K Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

participant under Plan terms.

Investment Options
Participants may direct contributions in any of the 20 investment options (two options are funds managed by T. Rowe Price Investments) offered by the Plan. One of the 20 investment options is an option to invest in the Company's stock. Contributions will be defaulted into the age-appropriate retirement-date-based investment until such time as the employee makes active investment elections.
Vesting
All employee contributions, employer match and actual earnings credited to participant accounts are fully vested and nonforfeitable at all times subject to the limitations imposed by the Code. Non-contributory employer contributions are subject to a three year cliff vesting schedule with 100% vesting after three years of service.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account, excluding Non-Contributory Employer Contributions. Participant loans are repaid through payroll deductions and participants’ remaining account balances are used as collateral for the loans. The loans bear interest at a rate commensurate with local prevailing rates. The rate used equals the prime rate plus 1%, based on rates quoted in The Wall Street Journal on the last business day of the month prior to the loan’s inception.
Withdrawals and Payment of Benefits
On termination of service due to death, disability, retirement or for other reasons, a participant may receive the value of his or her vested account as either: 1) a single lump sum distribution; 2) four lump-sum distributions; 3) monthly, quarterly, or annual installment payments; 4) a rollover to an IRA; or 5) the participant may leave the funds in the Plan. Under the hardship withdrawal provisions of the Plan, participants may withdraw salary deferral amounts while still employed by the Company, provided the circumstances qualify as a hardship as defined in the Plan.
Administrative Fees and Expenses
Certain expenses of administering and servicing the Plan, including equipment, supplies, and payroll expenses of administrative and clerical personnel, are provided by the Company without charge to the Plan; however, each participant is charged a flat fee of $80 per year to help with the costs of both audit and recordkeeping/trustee fees. Loan disbursement fees are paid by the Plan, allocated to participants withdrawing amounts as loans during the year, and are classified as administrative fees and expenses; however, each participant with a loan is charged a flat fee of $50 per loan to help with the costs of loan processing.
In 2014, T. Rowe Price credited the Plan with an administrative budget of $68,112. Audit fees paid during 2014 were $23,000 and were not paid for with the administrative budget. In general, plan expenses in excess of the administrative budget amount are paid by the Company.
Plan Amendments
Effective September 1, 2014, the Plan was amended to allow incoming rollovers from qualified 403(b) plans.

Effective October 1, 2013, the Plan was amended to expand distribution options including lump sums, installment payments (monthly, quarterly, or annually), and the ability to leave funds in the Plan indefinitely. This amendment also increased the auto-enrollment deferral amount from 4% to 6% for new

Northwest Natural Gas Company
Retirement K Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

hires, as well as increased the cap on the auto-increase feature to 6%. Also, the Plan was amended to include a 6-month elective deferral suspension for employees receiving a hardship distribution.
Forfeitures
As of December 31, 2014 and 2013, the remaining forfeiture account balance was $3,827 and $18,960, respectively. This balance represents forfeitures available to offset the employer contributions, but not yet used as of December 31. Forfeitures of $67,414 and $30,512 for the years ended December 31, 2014 and 2013 were used to offset employer contributions, respectively.

2. SIGNIFICANT ACCOUNTING POLICIES

New Accounting Pronouncements
On May 1, 2015, the Financial Accounting Standards Board issued Accounting Standards Update 2015-07 Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendment removes the requirement to categorize all investments for which fair value is measured using the net asset value per share practical expedient within the fair value hierarchy. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Instead, such disclosures are restricted only to investments that the entity has decided to measure using the practical expedient. This standard is effective for interim and annual periods beginning after December 15, 2015. Early adoption is permitted. We are evaluating the effects of the new guidance on our financial statements and related disclosures.
Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Investments
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Investment Transactions and Net Investment Income Recognition
Securities transactions are recorded on the date the securities are purchased or sold. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. The cost of securities sold is determined by the average cost method.
The net appreciation in the fair value of investments presented in the statements of changes in net assets available for benefits consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but

Northwest Natural Gas Company
Retirement K Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

unpaid interest. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Benefits are recorded when paid.
Subsequent Events
Effective January 1, 2015, participant plan fees increased to $100 per year per participant to help with the costs of both audit and recordkeeping/trustee fees.

Effective January 1, 2015, PIMCO Total Return Fund and T. Rowe Price Summit Cash Reserves Funds were eliminated and Met West Total Return Bond Fund, BlackRock LifePath 2060, and T. Rowe Price US Treasury Money Market Trust B funds were added.

Effective April 1, 2015, all 401(k) company matching funds are in the form of cash. Company stock no longer comprises one-third of the Company match, but still remains an investment option.
3. INVESTMENTS

Investments at fair value representing 5% or more of the Plan’s net assets at December 31, 2014 are as follows:

Description	2014

BlackRock LifePath IDX 2020 NL W 2,576,504 shares	$33,489,144
BlackRock LifePath IDX 2025 NL W 1,970,809 shares	26,165,254
Northwest Natural Gas Company 405,443 shares	20,231,608
BlackRock LifePath IDX 2030 NL W 1,153,348 shares	15,585,775
BlackRock LifePath IDX 2035 NL W 860,051 shares	11,804,296
Black Rock LifePath Index Ret NL W 904,278 shares	11,358,360
BlackRock LifePath Equity Index T 145,586 shares	11,133,742

Investments at fair value representing 5% or more of the Plan’s net assets at December 31, 2013 are as follows:

Description	2013

BlackRock LifePath IDX 2020 NL W 2,526,609 shares	$31,160,168
BlackRock LifePath IDX 2025 NL W 2,009,243 shares	25,256,996
Northwest Natural Gas Company 444,627 shares	19,038,940
BlackRock LifePath IDX 2030 NL W 1,116,289 shares	14,258,025
BlackRock LifePath IDX 2035 NL W 842,407 shares	10,911,198
BlackRock LifePath IDX 2015 NL W 871,242 shares	10,502,476
T. Rowe Price Summit Cash Reserves 9,253,242 shares	9,253,242
T. Rowe Price Small Cap Stock Fund 202,168 shares	9,008,608

Northwest Natural Gas Company
Retirement K Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

During 2014 and 2013 the Plan’s investments (including gains and losses on investments bought or sold, as well as held, during the year) appreciated in value as follows:

	2014	2013

Mutual funds	$(293,720)	$3,390,419
Common trust	7,007,773	13,098,945
Northwest Natural Gas Company common stock	2,974,942	(575,893)

Net appreciation in fair value of investments	$9,688,995	$15,913,471

4. FAIR VALUE MEASUREMENTS
In accordance with fair value accounting, the following fair value hierarchy is used for determining inputs for the Plan assets:

Level 1	Valuation is based upon quoted prices for identical instruments traded in active markets;
Level 2
Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market; and

Level 3
Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in valuing the asset.

When developing fair value measurements, it is the Plan's policy to use quoted market prices whenever available, or to maximize the use of observable inputs and minimize the use of unobservable inputs when quoted market prices are not available.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013. There have been no transfers between fair value levels in 2014.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Money market fund: The money market fund is not traded in an exchange or active market; however, the fair value is determined based on the net asset value per unit as determined by the fund’s audited financial statements. There is no restriction in place with respect to daily redemptions of funds.
Common trust funds: Valued at the net asset value per unit as determined by the fund’s audited financial statements. The net asset value is based on underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.
These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or

Northwest Natural Gas Company
Retirement K Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the fair value by level, within the fair value hierarchy, the Plan’s assets as of December 31,:

2014
Asset	Level 1	Level 2	Level 3	Total
Mutual Funds:
Balanced	$4,279,895	$—	$—	$4,279,895
Growth	8,927,059	—	—	8,927,059
International	10,058,694	—	—	10,058,694
Common trust[1]	—	127,435,353	—	127,435,353
Money market[2]	—	7,812,791	—	7,812,791
NW Natural Company stock	20,231,608	—	—	20,231,608
Total investments at fair value	$43,497,256	$135,248,144	$—	$178,745,400

2013
Asset	Level 1	Level 2	Level 3	Total
Mutual Funds:
Balanced	$5,115,030	$—	$—	$5,115,030
Growth	9,008,608	—	—	9,008,608
International	9,884,485	—	—	9,884,485
Common trust[1]	—	116,406,977	—	116,406,977
Money market[2]	—	9,253,242	—	9,253,242
NW Natural Company stock	19,038,940	—	—	19,038,940
Total investments at fair value	$43,047,063	$125,660,219	$—	$168,707,282

1 The Common Trust Funds primarily consist of LifePath and Equity Index Funds. The LifePath Funds provide for retirement outcomes consistent with investor preferences throughout the savings and draw down phases as they progress toward their target retirement date. The Equity Index funds seek to match the performance of an index by investing in stocks that make up that index. The Company believes the redemption value of these funds is likely to be the fair value, which is represented by the net asset value. A majority of the funds permit daily redemption without written notice. However, the US Treasury MM Trust B Fund allows daily redemption with 90 day written notice.
2 The money market fund seeks preservation of capital and liquidity and, consistent with these, the highest possible current income. The Company believes the redemption value of these funds is likely to be the fair value, which is represented by the net asset value. Redemption is permitted daily without written notice.

5. TERMINATION PROVISIONS

In the event of any total or partial termination or discontinuance of the Plan, the accounts of all affected participants shall become fully vested and nonforfeitable (i.e. non-contributory employer contribution account). The Company may continue the trust and pay benefits as they mature, or liquidate and distribute the net assets of the trust among participants and beneficiaries in proportion to their interests. The Company has no current plans to terminate the Plan.

Northwest Natural Gas Company
Retirement K Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

6. RELATED-PARTY TRANSACTIONS

Since the Company’s common stock is an investment held by the Plan, investments in this common stock represent transactions with parties in interest. Certain other Plan investments are short-term deposits and investments and shares of mutual funds managed by T. Rowe Price, the trustee, as defined by the Plan. These Plan investments qualify as parties-in-interest transactions for which a statutory exemption exists. The following are related-party investments:

	2014	2013

Northwest Natural Gas Company Stock	$20,231,608	$19,038,940
T. Rowe Price	16,746,077	18,261,850

	$36,977,685	$37,300,790

Purchases of Northwest Natural Gas Company stock during the years ended December 31, 2014 and 2013 totaled 62,116 shares for $2,734,049 and 72,996 shares for $3,163,777, respectively. Sales of Northwest Natural Gas Company stock during the years ended December 31, 2014 and 2013 totaled 101,302 shares for $4,566,262 and 75,830 shares for $3,330,944, respectively.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated October 11, 2011, that the Plan is qualified and the trust established under the Plan at the time was tax-exempt, under the applicable sections of the Code.

Uncertain tax positions are accounted for in accordance with accounting standards that require Plan management’s assessment of the anticipated settlement outcome of material uncertain tax positions taken in a prior year, or planned to be taken in the current year. No reserves for uncertain tax positions existed as of December 31, 2014 or 2013. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

On January 18, 2013, the Company notified the IRS of its intent to shift the Plan document to a pre-approved volume submitter format. On March 31, 2014 the IRS approved the volume submitter document, which extends the deadline for restating the Plan until April 30, 2016. The Company expects to restate the Plan prior to the 2016 deadline.

8. RISKS AND UNCERTAINTIES

The assets of the Plan are invested in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULES

Northwest Natural Gas Company
Retirement K Savings Plan
Form 5500, Schedule H, Line 4i; Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)	(d)	(e)
*	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	PIMCO Total Return Admin.	Mutual fund	$4,377,170	$4,279,895
*	T. Rowe Price Small-Cap Stock Fund	Mutual fund	7,108,880	8,927,059
	Dodge & Cox International Stock Fund	Mutual fund	4,803,186	5,438,924
	Artisan International Fund	Mutual fund	3,723,914	4,619,770
*	T. Rowe Price US Treasury MM Trust B	Common trust	6,227	6,227
	BlackRock LifePath IDX 2020 NL W	Common trust	27,396,426	33,489,144
	BlackRock LifePath IDX 2025 NL W	Common trust	20,812,292	26,165,254
	BlackRock LifePath IDX 2030 NL W	Common trust	12,237,972	15,585,775
	BlackRock LifePath IDX 2035 NL W	Common trust	9,117,861	11,804,296
	BlackRock Equity Index T	Common trust	8,357,580	11,133,742
	BlackRock LifePath IDX RET NL W	Common trust	10,931,401	11,358,360
	BlackRock LifePath IDX 2040 NL W	Common trust	4,601,226	5,658,091
	BlackRock LifePath IDX 2045 NL W	Common trust	3,235,219	3,947,142
	BlackRock EXT Equity MKT K	Common trust	3,626,023	4,351,015
	BlackRock LifePath IDX 2050 NL W	Common trust	1,773,022	2,051,278
	BlackRock US Debt Index NL W	Common trust	878,848	905,002
	BlackRock LifePath IDX 2055 NL W	Common trust	480,798	542,002
	BlackRock MSCI ACWI EXUS IX NL W	Common trust	432,783	438,025
*	T. Rowe Price Summit Cash Reserves	Money market fund	7,812,791	7,812,791
*	Northwest Natural Gas Company	Common stock	15,379,211	20,231,608

	Total investments			178,745,400

	Notes Receivable from Participants	Interest rate of 4.25%, maturing 1/20/2015 to 1/15/2020		3,101,842

				$181,847,242

*Represents identification of known party-in-interest in the Plan.

Northwest Natural Gas Company
Retirement K Savings Plan

Form 5500, Schedule H, Line 4j; Schedule of Reportable Transactions
For the year ended December 31, 2014

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Identity of party involved	Description of asset	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain or (loss)

BlackRock LifePath IDX RET NL W	Common Trust	$8,946,742	$—	$8,946,742	$8,946,742	$—
BlackRock LifePath IDX RET NL W	Common Trust	(954,376)	(1,057,119)	(954,376)	(1,057,119)	102,743
BlackRock LifePath IDX 2015 NL W	Common Trust	516,764	—	516,764	516,764	—
BlackRock LifePath IDX 2015 NL W	Common Trust	(9,653,956)	(11,523,661)	(9,653,956)	(11,523,661)	1,869,704
T. Rowe Price Summit Cash Reserves	Mutual Fund	3,890,793	—	3,890,793	3,890,793	—
T. Rowe Price Summit Cash Reserves	Mutual Fund	(5,316,378)	(5,316,378)	(5,316,378)	(5,316,378)	—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Northwest Natural Gas Company Retirement K Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

Date: June 18, 2015        /s/ Lea Anne Doolittle
Lea Anne Doolittle
Retirement K Savings Plan
Administrative Committee

EXHIBIT INDEX
to
Annual Report on Form 11-K
For Year Ended
December 31, 2014

Document	Exhibit Number
Consent of Independent Registered Public Accounting Firm	23